Contact

www.linkedin.com/in/christinawing (LinkedIn)

Top Skills

Program Management
Training
Project Management

Languages

Spanish (Limited Working)

Christina Wing

Founder & Chief Operations Officer at Big Wheelbarrow a Techstars backed company
Round Rock

Summary

I thrive helping purpose driven organizations with collaborative environments that allow me to contribute to the strategic direction, coordinate between multiple constituents (customers, partners, internal orgs, etc) and teach or coach.

- Background in non-profit, government, small business and corporations
- Knowledge of professional coaching techniques, protocols for group work, workshop design, human centered design principles, project management models, and process design & development.
- Core competencies include: facilitation/training, team leadership, staff development and project management

Experience

Big Wheelbarrow
Chief Operations Officer
March 2017 - Present (5 years 2 months)
Austin, Texas Area

Big Wheelbarrow is changing how cities feed themselves making easy food distributors and wholesale buyers to find and work with small local farms. We utilize artificial intelligence and machine learning to automate purchasing and order management for food buyers and sellers.

Emerson Automation Solutions
IT Project Enablement Manager
February 2013 - December 2013 (11 months)
Round Rock, Tx

Led technical projects for an international project management office responsible for one of the largest single instances of Oracle E-Business Suite in existence.

• Executed formal Stage Gate project management process for IT projects
• Coordinated remote, cross-functional teams of three to ten people across multiple countries
• Worked on numerous internal process improvement efforts adapting process to IT groups
• Led project to apply two large sets of foundational level patches with potential impact system-wide with minimal disruption to business.

Texas Education Agency, Educate Texas
6 years

Early College Design Coach
2009 - 2012 (3 years)

Expanded responsibilities to include Network Coordinator role and expanded coaching. Coached public school district and college leaders in adopting and implementing a high school reform model called, Early College High School (ECHS). The design of these schools requires districts and colleges to come together and create a coherent blended model school.

• Primary coach for all small and rural grantee partnerships
• Engagements for implementation and continuous improvements over multiple years
• Primary coach for combination model: Technology, Science, Engineering & Math + Early College

Early College High School Network Manager
2006 - 2012 (6 years)
Austin, Texas Area

Provided management & support for the twelve million dollar, Texas Education Agency Early College investment in Educate Texas, formerly the Texas High School Project. Educate Texas is a public-private alliance that includes: the Texas Education Agency; Office of the Governor; Texas Higher Education Coordinating Board; Bill & Melinda Gates Foundation; Michael & Susan Dell Foundation; & the Communities Foundation of Texas.

Resource Creation
• Managed the design & implementation of statewide website
• Created a ten month program of webinars, resources & activities
• Scripted and produced a video series exploring partnerships between high schools & colleges

Network Building & Professional Development
• Organized eight state-wide Early College professional development events
• Designed & facilitated workshops for ten or more additional statewide Early College events
• Met with multiple districts across the state to execute readiness assessment for implementation
• Visits to network schools to gather evidence of design in action & report on best practices

Program Development & Policy Creation
• Designed & Co-authored four statewide Early College grant cycles
• Co-authored program guidelines for adapting the ECHS model to small & rural areas
• Created program requirements for two-district ECHSs based on field learning
• Co-authored the Texas Education Agency ECHS Application for Designation process

Public Speaking Engagements in Support of Post-secondary Access & Success

Dell services and computers
Group & Customer Escalations Manager
September 2004 - February 2006 (1 year 6 months)
Round Rock, TX

Supervised nineteen mid-career Project Management professionals responsible for negotiating & executing field warranty service projects for Dell's large global corporate customers. Projects focused on maintaining & building Dell/Customer relationships, supporting Dell sales teams while executing on logistically complex project plans.
• Promoted from Project Manager to team leadership role within eight months
• Served on cross-functional teams to design process and develop tools
• Achieved highest contractor retention rate & highest contractor job satisfaction of three groups
• Responsible for managing high profile customer escalations and business at-risk projects
• Awarded Dell Silver Customer Experience Award for saving a multimillion dollar client from terminating business

Vested Ventures
Contract Project Manager & Operations Consultant

2006 - 2006 (less than a year)
Austin, TX

Contracted to help entrepreneur grow an Internet marketing business from a one-man operation to a firm of ten working as a remote team.
• Developed and documented efficient business rules, processes and workflow
• Managed ten to fifteen search engine optimization (SEO) projects for clients all over the country
• Coordinated remote eight person team of search optimization editors and contractors

National Instruments
Web Interface Group Manager
March 2004 - September 2004 (7 months)

Responsible for a staff of ten design professionals in charge of the visual design, user experience and front end information architecture for a international website of over five thousand pages backed by content in 30 databases. Part of a management team for an in-house corporate MarCom agency.

• Initiated cross-functional team to develop 2 year web vision/strategy and roadmap
• Initiated several process changes to improve metrics and create efficiencies
• Worked with engineers to develop web marketing strategy for test and measurement tools

Impetua Group
Small Business Operations Consultant
June 2002 - May 2004 (2 years)
Austin, TX

Co-owner of a small business consulting firm with a focus on helping first-time entrepreneur, freelancer & small, locally-owned business clients.
Primary contributions centering on client project management & marketing or operational efficiency projects.

• Won & completed contract with light manufacturing company to redesign business processes for efficient operation in four months with a $1,000 budget
• Coached business owners on meeting facilitation, growth management & project direction
• Restructured client organization for a labor savings of 20% monthly
• 2003-2004 member Austin Unique Businesses

Apple Computer
Online Learning Community Manager
1998 - 2002 (4 years)
Austin, TX

Manager over content, service, design & development teams responsible for Apple online education offerings including a strategic professional development portal for K-20 educators (Apple Learning Interchange /ALI), online professional development courses & online curriculum support products.
• Worked with internal groups & vendors to create design & standards for online courses
• Designed and implemented Quality Control processes and standards for content portal
• Organized four teacher professional development events demonstrating use of Apple products
• Coordinator & Apple liaison for eighteen joint projects with universities & K-20 organizations
• 2002 Texas Interactive Media Award – Outstanding Achievement in Education
•   Promoted from administration/support role to management role in two years

Austin Museum of Art
Database and Membership Coordinator
1996 - 1998 (2 years)
Austin, TX

Member of museum development team in charge of all incoming gifts, endowments, in-kind contributions and memberships.

• Designed and authored membership materials and gift acknowledgment letters
• Served as staff contact for over 1,000 museum members
• Negotiated staff incentive programs for membership drives
• Responsible for the intake and tracking of over $250,000 in donations
• Designed and produced regular reports for Museum Directors and Controller

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Education

Coaches Training Institute

Coaching Training · (2009 - 2010)

The University of Texas at Austin

Bachelors of Science, Communications, New technologies · (1994 - 1997)

University of Colorado at Boulder

Psychology · (1993 - 1994)